Free Writing Prospectus
Filed pursuant to Rule 433
Dated September 9, 2013
Relating to
Preliminary Prospectus Supplement dated September 9, 2013 to
Prospectus dated July 25, 2013
Registration Statement No. 333-190137

Final Term Sheet

$250 million 5.25% Senior Notes due 2024

Issuer:	Corporate Office Properties, L.P.
Guarantor:	Corporate Office Properties Trust
Format:	SEC Registered
Expected Ratings (Moody’s/S&P/Fitch):*	Baa3/BBB-/BBB-
Principal Amount:	$250 million
Title of Securities:	5.25% Senior Notes due 2024
Trade Date:	September 9, 2013
Original Issue Date (Settlement Date):	September 16, 2013 (T+5)**
Maturity Date:	February 15, 2024
Interest Payment Dates:	Semi-annually in arrears on each February 15 and August 15, commencing February 15, 2014.
Benchmark Treasury:	2.50% due August 15, 2023
Benchmark Treasury Price/Yield:	96-17/2.905%
Spread to Benchmark Treasury:	T+250 basis points
Yield to Maturity:	5.405%
Coupon:	5.25% per annum
Public Offering Price:	98.783%
Redemption Provision:
Make-Whole Call:	T+40 basis points, before November 15, 2023
Par Call:	On or after November 15, 2023
CUSIP/ISIN:	22003BAH9/US22003BAH96
Joint Book-Running Managers:	Wells Fargo Securities, LLC Barclays Capital Inc.

Citigroup Global Markets Inc.

Senior Co-Managers:	Capital One Securities, Inc. PNC Capital Markets LLC Regions Securities LLC

Co-Managers:	BBVA Securities Inc. RBS Securities Inc. SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** See “Underwriting (Conflicts of Interest)” in the preliminary prospectus supplement for information regarding T+5 settlement.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement dated September 9, 2013 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-326-5897, Barclays Capital Inc. toll free at 1-888-603-5847  or Citigroup Global Markets Inc. toll free at 1-800-831-9146.

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